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                                August 11, 2021

       Sally Outlaw
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       One Boca Commerce Center
       551 NW 77 Street, Suite 212
       Boca Raton, FL 33487

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 23, 2021
                                                            File No. 024-11563

       Dear Ms. Outlaw:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. You represent that you will be eligible for the exclusion provided by Section 3(c)(5)(C) of the Investment Company
Act of 1940 (the    1940 Act   ), primarily by virtue of the fact
                                                        that: (i) at least 55%
of your assets will be comprised of mortgages and other liens on and interests in real
estate (   Qualifying Interests   ); (ii) at least another 25% of your assets
will
                                                        be comprised of
additional qualifying interests or real estate-type interests (   real estate-
                                                        type interests   ); and
(iii) no more than 20% of your assets will be comprised of non-real estate assets. On page
14 of the offering statement on Form 1-A, you note that    it is
                                                        possible that the staff
of the SEC could disagree with any of our determinations . . . .
                                                        Please provide a legal
analysis of your eligibility for the Section 3(c)(5)(C) exclusion.
                                                        Your analysis should
identify and describe each type of asset that you intend to hold and intend to treat as a
Qualifying Interest or other    real estate-type interest.    To the extent
 Sally Outlaw
FirstName  LastNameSally  Outlaw
Worthy Property  Bonds, Inc.
Comapany
August  11, NameWorthy
            2021         Property Bonds, Inc.
August
Page  2 11, 2021 Page 2
FirstName LastName
         that you propose to rely on any staff or Commission guidance under
Section 3(c)(5)(C) in
         order to support such treatment, please discuss the application of such guidance to your anticipated holdings.
2. On page 18 of your offering statement on Form 1-A, in the first sentence under the
         heading    INVESTMENT COMPANY ACT LIMITATIONS,    please strike the
phrases
            and onerous    and    like a mutual fund.    Please also replace
the second and third
         sentences of this paragraph with a summary of the consequences that would result from you being deemed an investment company under the 1940 Act.
Offering Circular Summary
Competitive Strengths, page 4

3. We note your disclosure that as your competitive strengths you will "focus on an underserved banking sector." You also state that you believe that "banks cannot profitably serve the sub-prime mortgage industry." Please expand your disclosure to explain why you believe this area is one of your competitive strengths and explain that you may never be profitable in this sector.
Plan of Operations
Specific Plan of Operations and Milestones, page 19

4. It appears that your Working Capital and General Corporate Purposes line item is calculated as the gross proceeds of the offering less the deduction of the expenses of the offering of $100,000 multiplied by 5%. We further note on page 17 that up to 5% of the proceeds will be used for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement. Please revise your disclosures here and throughout your filing to make it clear how this amount is calculated and that this amount includes the accrual for the reimbursement amounts due under the Management
         Services Agreement, which according to page 25, is up to 5% of the proceeds. Also disclose how you anticipate that this amount will be allocated between Working Capital and General Corporate Purposes and the accrual for the reimbursement amounts due under the Management Services Agreement.
Business
Acquisition of Real Estate-Typed Interests, page 27

5. Please clarify what you mean by "real estate-typed interests." In addition, clarify on page
         20 what you refer to as "assets unrelated to real estate," so investors can have a better understanding of the type of assets you intend to acquire in your business operations.
Description of the Worthy Property Bonds
Interest, page 35

6. We note your disclosure here and throughout the offering statement that bond holders who agree to waive the right to demand repayment of the bonds for 12 months will receive an
 Sally Outlaw
Worthy Property Bonds, Inc.
August 11, 2021
Page 3
       additional 1% of interest, increasing the total interest rate to 6% during such 12 months period. Please clarify the process by which the bond holders will waive this right and whether this right will be available after the initial 12 months period has passed.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Michael Henderson at (202) 551-3364 or Hugh West, Accounting
Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana
Brown at (202) 551-3859 with any other questions.



                                                             Sincerely,
FirstName LastNameSally Outlaw
                                                             Division of
Corporation Finance
Comapany NameWorthy Property Bonds, Inc.
                                                             Office of Finance
August 11, 2021 Page 3
cc:       Craig D. Linder, Esq.
FirstName LastName